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November 9, 2021
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Melissa Kindelan
Kathleen Collins
Priscilla Dao
Jeff Kauten
Division of Corporation Finance — Office of Technology

Re:	Iris Energy Limited
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 25, 2021 CIK No. 0001878848
Ladies and Gentlemen:
On behalf of our client, Iris Energy Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 2, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement filed on Form F-1 (the “Registration Statement”) on October 25, 2021. This letter is being filed together with a public filing of Amendment No. 1 to the Registration Statement on Form F-1, which has been revised to address the Staff’s comments to the October 25, 2021, filing of the Registration Statement, through EDGAR.
For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

November 9, 2021

Amendment No. 1 to Registration Statement on Form F-1
Summary Historical Financial Information and Other Data
Non-IFRS Measures, page 17
1.
We note your revised presentation in response to prior comment 3. Please further revise to reflect a Profit/(loss) Margin that is equal to Loss after income tax expense divided by Bitcoin Mining Revenue, for each period presented, as that is the most comparable IFRS measure to your non-IFRS margin measures. Also, revise the reconciliations to begin with Loss after income tax expense, as previously presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Registration Statement accordingly.
Capitalization, page 71
2.
Considering the significant amount of debt that will convert to ordinary shares upon this offering, please revise to include your borrowings in the Capitalization table. Refer to Article 11-01(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement accordingly.
3.
We note your revised disclosures here and elsewhere throughout the filing where you indicate that the conversion of the SAFE and convertible notes is based, in part, on an assumed average Bitcoin price for the 30 days immediately preceding and ending the day prior to the date of effectiveness of this registration statement. Please explain further how Bitcoin pricing impacts the conversion of these instruments and revise your disclosures throughout, including your financial statement footnotes, as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-61 of the Registration Statement to clarify the mechanics by which the average Bitcoin price could impact the conversion price of the convertible notes issued by the Company on October 8, 2021 (“October Convertible Notes”). The Company advises the Staff that none of the Company’s other convertible notes or Simple Agreement for Future Equity (“SAFE”) instruments include a mechanic by which the conversion ratio of such instruments could be impacted by the average Bitcoin price.
The October Convertible Notes will convert to Ordinary shares of the Company as a result of certain specified events, including the proposed initial public offering. In the event of an initial public offering, the October Convertible Notes will convert into a number of Ordinary shares equal to (x) the aggregate face value of notes outstanding (plus any accrued but unpaid interest) divided by (y) the applicable Share Price, where “Share Price” is defined as the lower of:
•	75% of the initial public offering price (the “IPO-Based Share Price”); and
•
the quotient of (1) the product of (x) $1,500,000,000 and (y)(i) the average of the closing Bitcoin prices as quoted on CoinMarketCap at https://coinmarketcap.com/currencies/bitcoin/historical-data/ (or if not available, any alternative market data source as reasonably determined by the Board) for the 30 day period ending on the day prior to the date on which the registration statement relating to the initial public offering is declared effective (the “Average Reference Bitcoin Price”), divided by (ii) $35,000, provided that such product of (x) and (y) will be no lower than $800,000,000 and no higher than $1,500,000,000; divided by (2) the Company’s total share capital outstanding on an as-converted, fully diluted basis of 43,091,526 Ordinary shares-equivalent as of August 10, 2021 (the “Bitcoin-Adjusted Share Price”).

November 9, 2021

For clarity, the Company notes that the average trailing Bitcoin price will only be relevant for determining the numerator in Bitcoin-Adjusted Share Price in the event that the product of:
(x) $1,500,000,000; and
(y) (i) the Average Reference Bitcoin Price divided by (ii) $35,000, is more than $800,000,000 (the valuation floor underlined above) but less than $1,500,000,000 (the valuation cap underlined above). In light of prevailing Bitcoin prices1, the Company expects the numerator used to calculate the Bitcoin-Adjusted Share Price to be equal to the $1,500,000,000 valuation cap, and the Bitcoin-Adjusted Share Price would be $34.81 per Ordinary share. In contrast, the IPO-Based Share Prices relating to the prices included in the estimated price range set forth on the cover page of the prospectus included in the Registration Statement, as well as at prices that are 20% higher than the high end of the price range and 20% lower than the low end of the price range, would each be less than that amount:
Assumed Initial Public Offering Price	IPO-Based Share Price for October Convertible Notes
$22.00	$16.50
$23.00	$17.25
$24.00	$18.00
$25.00	$18.75
$26.00	$19.50
$27.00	$20.25
$28.00	$21.00
$29.00	$21.75
$30.00	$22.50
As a result, in order to avoid potentially confusing investors, where the Company provides information in the Registration Statement about the expected number of Ordinary shares to be outstanding following the offering (which gives effect to the conversion of the October Convertible Notes, in addition to the Company’s other convertible notes and SAFE instruments), the Company has not included information about the Bitcoin-Adjusted Share Price because of its expectation that the October Convertible Notes will convert at the IPO-Based Share Price.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 78
4.	Please revise here to present the most directly comparable IFRS measure of loss after income tax expense with greater prominence than your non-IFRS measures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Registration Statement accordingly.

* * * *
[1]
Given the recent closing prices for Bitcoin, which has not been lower than $58,482.39 since October 14, 2021, and the Company’s current target date of November 16, 2021 for effectiveness of the Registration Statement, even if the reported daily closing price for Bitcoin from November 9, 2021 to November 15, 2021 was $0, the average of the daily closing Bitcoin prices for the 30-day period ending on November 15 would be greater than $35,000, which would result in the numerator for the Bitcoin-Adjusted Share Price being equal to the valuation cap of $1,500,000,000.

November 9, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (714) 755-8008 or Drew.Capurro@lw.com.
Very truly yours,

/s/ Drew Capurro
of LATHAM & WATKINS LLP
cc:
Ian Schuman, Latham & Watkins LLP
Stelios Saffos, Latham & Watkins LLP
Byron Rooney, Davis Polk & Wardwell LLP
Marcel Fausten, Davis Polk & Wardwell LLP
William Roberts, Iris Energy Limited
Joanna Brand, Iris Energy Limited